Filed by Bioceres Crop Solutions Corp.
(Commission File No. 001-38836)
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Transaction Presentation

This Presentation is for informational purposes only and does not constitute an offer or invitation to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, assets, business, debt or other financial instruments of the Company or any of its affiliates, and shall not form the basis of any contract, nor shall it be construed in any manner as a commitment on the part of any person to proceed with any transaction . Any reproduction of this Presentation, in whole or in part, or the disclosure of its contents, without the prior consent of the Company is prohibited . By accepting this Presentation, each recipient agrees to use this Presentation for the sole purpose of evaluating . Forward - Looking Statements This communication contains certain “forward - looking” statements within the meaning of Section 27 A of the U . S . Securities Act of 1933 , as amended (the “Securities Act”) and Section 21 E of the U . S . Securities Exchange Act of 1934 , as amended, concerning Bioceres , MBI and the proposed transaction between Bioceres and MBI . All statements other than statements of fact, including information concerning future results, are forward - looking statements . These forward - looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “seek,” “intend,” “may,” “could” or similar expressions . Such forward - looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Bioceres ’, MBI’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transactions, including the acquisition of MBI and the financing transactions of Bioceres . There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward - looking statements . Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all ; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement ; adverse effects on the market price of Bioceres ’ or MBI’s common stock and on Bioceres ’ or MBI’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all ; the ability of Bioceres , MBI and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein ; adverse changes in the ratings of Bioceres ’ debt securities or adverse conditions in the credit markets ; negative effects of the announcement, pendency or consummation of the transaction on the market price of Bioceres ’ or MBI’s common stock and on Bioceres ’ or MBI’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships ; significant transaction costs, including financing costs, and unknown liabilities ; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all ; costs or difficulties related to the integration of MBI’s technology and operations into Bioceres ; the risk of litigation or regulatory actions ; the inability of Bioceres , MBI or the combined company to retain and hire key personnel ; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect Bioceres ’ or MBI’s ability to pursue business opportunities or strategic transactions ; effects of changes in the regulatory environment in which Bioceres and MBI operate ; changes in global, political, economic, business, competitive and market conditions ; changes in tax and other laws and regulations ; and other risks and uncertainties detailed in Bioceres ’ Annual Report on Form 20 - F for the fiscal year ended June 30 , 2021 , including in the sections thereof captioned “Risk Factors” and “Cautionary Note Regarding Forward - Looking Statements,” as well as in its subsequent reports on Form 6 - K, all of which are filed with the SEC and available at www . sec . gov and www . biocerescrops . com, and in MBI’s Annual Report on Form 10 - K for the fiscal year ended December 31 , 2020 and in its subsequent reports on Form 10 - Q, including in the sections thereof captioned “Risk Factors” and “Special Note Regarding Forward - Looking Statements and Trade Names,” as well as in its subsequent reports on Form 8 - K, all of which are filed with the SEC and available at www . sec . gov and www . marronebio . com . Forward - looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results and the timing of events to differ materially from those expressed in or implied by such forward - looking statements . Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward - looking statements . Bioceres and MBI assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events, changes in its expectations, other circumstances that exist after the date as of which the forward - looking statements were made or otherwise), except as required by applicable law . Important Additional Information In connection with the proposed transaction, Bioceres Crop Solutions Corp . (“ Bioceres ”) will file a registration statement on Form F - 4 (the “registration statement”) with the Securities and Exchange Commission (“SEC”), which will contain a proxy statement of Marrone Bio Innovations, Inc . (“MBI”), that also constitutes a prospectus of Bioceres (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC from time to time . INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION . When final, a definitive copy of the proxy statement/prospectus will be sent to MBI stockholders . Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Bioceres or MBI . The documents filed by Bioceres with the SEC may be obtained free of charge at Bioceres ’ website, at www . biocerescrops . com, or at the SEC’s website, at www . sec . gov . These documents may also be obtained free of charge from Bioceres by requesting them by mail at Bioceres Crop Solutions Corp . , Investor Relations, Ocampo 210 bis, Predio CCT, Rosario Province of Santa Fe, Argentina . The documents filed by MBI with the SEC may be obtained free of charge at MBI’s website, at www . marronebio . com, or at the SEC’s website, at www . sec . gov . These documents may also be obtained free of charge from MBI by requesting them by mail at Marrone Bio Innovations, Inc . , Investor Relations, 7780 - 420 Briar Creek Parkway, Raleigh, NC 27617 , or by telephone at (530) 750 - 2800 . 2 Certain Information Participants in the Solicitation Bioceres and MBI and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction . Information about Bioceres ’ directors and executive officers is available in Bioceres ’ Annual Report on Form 20 - F, filed with the SEC on October 29 , 2021 . Information about MBI’s directors and executive officers is available in MBI’s proxy statement dated April 26 , 2021 , for its 2021 Annual Meeting of Stockholders, and MBI’s Current Reports on Form 8 - K, filed with the SEC on August 30 , 2021 and February 22 , 2022 . Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available . Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions . You may obtain free copies of these documents from Bioceres or MBI using the sources as indicated above . No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act . Adjusted EBITDA and Adjusted EBITDA Margin Bioceres defines Adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share - based compensation, inventory purchase allocation and one - time transactional expenses . MBI defines Adjusted EBITDA as net income (loss) before interest expense (income), net, income tax expense (benefit), depreciation, amortization of intangible assets, stock - based compensation expense, plus from time to time, certain other items which are specific transaction - related items . Management of each of Bioceres and MBI believes that Adjusted EBITDA provides useful supplemental information to investors about the respective companies and their results . Adjusted EBITDA is among the measures used by each management team to evaluate the financial and operating performance of Bioceres and MBI, respectively, and make day - to - day financial and operating decisions . In addition, Adjusted EBITDA and similarly titled measures are frequently used by competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in the same industry . Each company’s management also believes that Adjusted EBITDA is helpful to investors because it provides additional information about trends in core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on results . Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS or GAAP . Adjusted EBITDA has limitations as an analytical tool, including : • Adjusted EBITDA does not reflect changes in, including cash requirements for working capital needs or contractual commitments ; • Adjusted EBITDA does not reflect financial expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other financial income ; • Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes ; • Although depreciation and amortization are non - cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements ; • Although share - based compensation is a non - cash charge, Adjusted EBITDA does not consider the potentially dilutive impact of share - based compensation ; and • Other companies may calculate Adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure . Bioceres and MBI compensate for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation in the financial statements in accordance with IFRS or GAAP, respectively, and reconciliation of Adjusted EBITDA to the most directly comparable IFRS or GAAP measure for the period or year, income/(loss) or net income (loss), respectively . Comparable revenue Comparable revenue results from dividing nominal Argentine pesos for the Argentine operations by the average foreign exchange rate of the Argentine Peso against the US Dollar in the period . For comparison purposes, the impact of adopting IAS 29 is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29 ” . The IAS 29 adjustment results from the combined effect of : ( i ) the indexation to reflect changes in purchasing power on results against a dedicated line in the financial results, and (ii) the difference between the translation of results at the closing exchange rate and the translation using the average year - to - date rate on the reported period, as applicable to non - inflationary economies .

3 Merger creates a global leader in the agriculture biologicals market Combined revenues +$300M growing at a +20% CAGR over the past 4 years Business will be fully integrated from product discovery, to active ingredient manufacturing, to commercialization and distribution Portfolio covers all major biological product categories , application types, and crop types, with highly complementary geographic footprints Scale enables differentiation in the highly - fragmented, high - growth biologicals market Strong R&D engine and robust product pipeline to help drive long - term organic growth Significant near - term cost and revenue synergy opportunities Concurrently announcing financing transactions, providing the company with additional resources to capitalize on the opportunity Transaction Key Highlights

Deal Summary

- **All stock transaction -** MBII shareholders will receive 0.088 BIOX common shares for each MBII share
- **Transaction structure -** Reverse triangular merger. Upon closing of the transaction, MBII will become a wholly owned subsidiary of BIOX
- **Timing –** Expected to close during 3Q calendar 2022, subject to regulatory review and approval
- **Shareholder support –** Shareholders representing approximately 49% of MBII´s outstanding shares have entered into support agreements to vote in favor of the merger
- **No majority shareholder post transaction** – Major shareholder will own no more than 1/3 of the company[2]

Deal Valuation	
Exchange ratio	0.088
Implied value per share[1]	$1.30
Premium to:	
Last closing price	68%
180-day average (VWAP)	69%
270-day average (VWAP)	34%

Proforma share count post transaction	**Million shares**	**%**
BIOX shareholders[3]	45.8	74.1
MBII shareholders[4]	16.0	25.9
Total proforma shares	**61.9**	**100.0**

[1] Implied value per share calculated based on BIOX and MBII closing prices as of March 15, 2022
[2,3] BIOX shareholders includes convertible note shareholders
[4] Calculations made based on outstanding shares, excluding potential dilutive instruments

4

Companies Overview

Bioceres Crop Solutions

Fully-integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality

- **Nasdaq: BIOX**
- **Extensive and robust product pipeline**, including the novel HB4 technology, world's only drought-tolerant trait for soy and wheat
- **Global footprint** with sales in 39 countries, including 8 subsidiaries and a leading presence in LatAm
- **Well-invested** tangible and intangible asset base
- Proven track record in delivering **robust profitability**

$262.6M Revenues[1]

$61.8M Adj. EBITDA[2]

1st to achieve drought-tolerant wheat and soy

200+ patents and patents applications

700+ trademarks/applications

400+ registered products

Marrone Bio Innovations

Growth-oriented agricultural company leading the movement for environmentally sustainable farming practices through innovative biological products for crop protection, crop health and crop nutrition

- **Nasdaq: MBII**
- **Ag biological leader** with broad spectrum of product offerings
- **Strong distribution network** in North America and Europe
- **Robust R&D program** with 20 pipeline candidates, including 3 blockbuster bio-based herbicides

$41.2M Revenues[3]

($6.9M) Adj. EBITDA[3]

18,000 microorganism library

350 plant extract library

500+ patents worldwide[4]

50+ trademarks/applications[4]

18+ registered products

[1] Financials presented correspond to Comparable Revenues for LTM 2Q22 (ended December 31st, 2021)
[2] Financials presented correspond to As Reported Adj. EBITDA, excluding HB4 pre-launch cost, for LTM 2Q22 (ended December 31st, 2021)
[3] Financials presented correspond to LTM 3Q21 (ended September 30th, 2021)
[4] Issued and pending

5

Marrone Investment Opportunity $ Million CY16 CY17 CY18 CY19 CY20 Revenues Gross Profit Gross Margin (%) 32% 42% 49% 55% 60% Adj. EBITDA Margin excluding R&D expenses - 66% - 45% - 24% - 7% 1% Industry leading product portfolio with a well - invested pipeline Rapid growth with significant improvement in profitability 11 Potential near - term product launches ~$145 M Total amount invested in R&D in last 10 years 6 o Stand alone business nearing breakeven point for EBITDA excluding R&D expenses, prior to deal synergies 14.0 4.5 18.2 7.6 21.2 10.3 29.4 16.1 38.4 22.9

FERTILIZERS PESTICIDES 1 HERBICIDES SEEDS 2021 - 27 CAGR (%) Biological Growth Opportunity Biological growth is expected to significantly outpace the industry 12% 2. 4% 15% 3.7% 13.2% 6% 11% 6.2% 7 Biological / GM (seeds) Conventional SEED TREATMENT 11.9% 4.8% Strong demand pull from growers, regulators, and consumers looking for natural, safer and more sustainable food inputs Well positioned to serve the massive market opportunity from the replacement of synthetic chemical inputs 173 29 36 45 5.3 Market Size ($ B illion) 1 Pesticides includes fungicides, insecticides, nematicides, and others excluding herbicides Sources: Mordor Intelligence: Biopesticides Market (2021 - 2026), Mordor Intelligence: Seed Market (2022 - 2027), Research and Markets: Global Crop Nutrition Market (2021 - 2026)

Combined Biological Portfolio Complementary portfolios cover all major ag biological categories 8 Item Specification Bioceres Marrone Combined Portfolio Portfolio Bio - insecticides Bio - fungicides Bio - nematicides Bio - herbicides Bio - stimulants Inoculants Seeds + Seed Traits Crop Type Row Crops Cash Crops 1 Includes hybrid products Portfolio of products with over +$100M 1 in microbial revenues covering most applications (foliar sprays, seed treatments and soil applications) Opportunity for 100% bio - based seed treatments (including inoculants and biostimulants, bioinsecticides, bionematicides and biofungicides) Opportunity to cross - sell due to different strengths in diverse crop categories Ability to offer novel hybrid products combining Marrone microbials with Bioceres seeds, microbeaded fertilizers and high - tech adjuvants Complementary manufacturing capabilities and substantial back - integration insulate business from supply chain challenges

Combined proprietary distribution channel with +700 retailers PROPRIETARY Strategic partnerships with key players in the seed care industry STRATEGIC PARTNERSHIPS HB4 soy and wheat as a biological commercialization channel HB4 Micro - beaded fertilizers and high - tech adjuvants as novel carriers for biological products HYBRID TECHS Combination Creates Global Distribution Coverage Strong commercial footprint across key agricultural markets 9 Global arable land coverage 46 Countries with commercial presence 12 International subsidiaries 60% +50 Global commercial agreements in place Key manufacturing facilities Commercial presence Commercial presence + Subsidiaries Subsidiary presence

Upcoming Pipeline Commercial Launches

Portfolios complement and extend visible organic growth potential

Key upcoming commercial launches[1]:



2021
2022
2023
2024
2025 and beyond
HB4 Wheat
MBI 306
HB4 Soy
Bioherbicides

HB4

MBI 306

Unlocks **100% bio-based seed treatments** solutions, combining inoculants, biofungicides, bioinsecticides and bionematicides

WHEAT & SOY

Only available **drought-tolerant technology in soy/wheat** cropping system.
Strong synergies with bio-based seed treatment portfolio

BIOHERBICIDES

Three leads with blockbuster potential to address **greatest market challenge** in the next 3 years

Enhanced **ESG attributes** through exceptional pipeline synergies

Lower land use & soil conservation

Low carbon footprint

Reduced ecotoxicological index

[1]Pipeline excludes hybrids products launches (bio-adjuvants and bio-microgranulated fertilizers)

10

14.0 Financial Synergies Cost synergies (target achievement within 12 months) of $8M 1 o Eliminating duplicative public company costs o Integrating teams and leveraging commercial best practices o Leverage manufacturing footprints to drive operating efficiencies Revenue synergies ( 12 - 36 months) of +$20M 1 o Cross - sell complementary product portfolios through complementary geographies and distribution relationships o New product combinations (100% bio - based seed treatments, hybrid products) o Enhanced consumer value proposition of HB4 Wheat / Soy $ Million 133.5 56.4 278.0 114.3 FY18 2Q22 LTM 2 Bioceres Crop Solutions 4.5 41.2 25.7 Marrone Bio 1 Estimates are additive to expectations for robust growth for each standalone business, and exclude all longer - term revenue synergies 2 Financials presented correspond to financials for LTM 2Q22 (ended December 31 st , 2021) 3 Financials presented correspond to financials for LTM 3Q21 (ended September 30 th , 2021) 4 Financials presented correspond to As Reported Adj. EBITDA, excluding HB4 pre - launch cost 11 61.8 4 Revenue Gross Profit Adj. EBITDA CY17 3Q21 LTM 3 22.3 (19.0) (6.9)

Entrepreneurial organization with strong IP culture Unleashed commercial potential of the business while keeping the leadership team largely intact Established KPIs, empowered leadership and brought in additional financial resources . ~4x Adj. EBITDA over 5.5 years of Bioceres ownership despite ag downcycle and significant macro headwinds in Argentina Rizobacter Case Study Roadmap for success 12 $ Million FY16 2Q22 LTM 1 93.4 16.3 240.3 61.2 Revenue 2 Adj. EBITDA 2 CAGR 27% 39.2 1 Financials presented correspond to unaudited financials for LTM 2Q22 (ended December 31 th , 2021) 2 Financials presented correspond to unaudited financials

13 39.9 207.5 18.6 29.0 45.0 BIOX cash MBII cash Convertible loan Combined gross financial debt $236.5 Combined cash position $103.5 BIOX debt (proforma of new agreement and capitalization) MBII debt $ Million 1 Cash position as of December 31 st , 2021 2 Cash position as of September 30 th , 2021 plus cash generated from warrants exercised during November and December 2021. 3 Terms subject to negotiation and execution of customary definitive documentation 4 S ubject to adjustment based on use of cash from now to deal closing Financing Update Combined cash position of $58.5M o BIOX $39.9 1 o MBII $18.6 2 Capital commitment for up to $45M convertible loan, with 4 - year maturity, and $18 strike price 3 Restructured 2023 note, converting 75% ($37M) into common stock and 25% into new debt instrument with 4 - year maturity 3 Proforma cash position + $100M, including new cash from financing 4 Financial synergies in combination with dry powder availability provide more than sufficient resources to execute on the long - term vision, including both the HB4 and biological opportunities

Contact Us Bioceres Crop Solutions Investorrelations@biocerescrops.com Investors.biocerescrops.com Marrone Bio Innovations info@marronebio.com investors.marronebio.com 14

15 Marrone Bio CY16 CY17 CY18 CY19 CY20 LTM 3Q21 $ Million Net loss (31.1) (30.9) (20.2) (37.2) (20.2) (15.5) Taxes - - - - 0.03 (0.05) Interest expense 7.3 7.7 2.5 1.5 1.4 1.5 Depreciation and amortization 2.2 2.0 1.9 2.3 3.6 3.5 Stock based compensation 2.7 2.1 1.9 3.7 3.6 3.4 Acquisition related costs - - - 3.7 - - Litigation cost and settlement - - 0.1 1.9 - - Loss on modification of warrants - - - 1.6 0.1 0.1 Loss on issuance of warrants - - - 6.1 1.4 - Change in fair value of liabilities - 0.1 5.2 0.3 0.4 0.05 Loss on extinguishment of debt, net - - 2.2 - - - Gain on extinguishment of debt, related party - - (9.2) - - - Reduction in expeneses related to PPP funds - - - - (1.4) - Adjusted EBITDA (18.9) (19.0) (15.6) (16.1) (11.0) (6.9) Research, development and patent 9.7 10.8 10.7 14.0 11.3 Adjusted EBITDA excluding R&D (9.2) (8.2) (4.9) (2.1) 0.3 Revenue 14.0 18.2 21.2 29.4 38.4 Adjusted EBITDA Margin excluding R&D (0.7) (0.4) (0.2) (0.1) 0.0 Appendix I Marrone Bio Adj. EBITDA reconciliation

16 Appendix II BIOX and Rizobacter Adj. EBITDA reconciliation Bioceres Crop Solutions Rizobacter FY18 LTM 2Q22 FY16 LTM 2Q22 $ Million Profit for the period (14.3) 8.4 (5.5) 25.5 Income tax (10.9) 15.2 (2.4) 16.2 Finance results 41.0 22.6 22.4 10.9 Depreciation and amortization 4.4 7.3 1.8 3.6 Inventory purchase price allocation charge 2.3 - - - Stock - based compensation 0.03 1.9 - 1.4 Transaction expenses and others - 0.2 - 3.6 Adjusted EBITDA 22.4 55.6 16.3 61.2 HB4 pre - launch cost - 6.2 Adjusted EBITDA excluding HB4 pre - launch cost 22.4 61.8